UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2021

COMMISSION FILE NUMBER 001-40173

MeaTech 3D Ltd.
(Translation of registrant’s name into English)

MeaTech 3D Ltd.
18 Einstein St., P.O. Box 4061
Ness Ziona 7414001 Israel
+972 -77-541-2206
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F:

Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

CONTENTS

MeaTech 3D Ltd. (the “Company”) announces that it will hold its 2021 Annual General Meeting of Shareholders (the “Meeting”) at its executive offices at 18 Einstein St., Ness Ziona Israel, and via teleconference, the access instructions for which will be distributed in advance, on Monday, September 13, 2021 at 4:00 p.m. Israel time (9:00 a.m. EDT). The Company is distributing a proxy statement (which includes the full version of the proposed resolutions) and a proxy card to all shareholders of record. A notice with additional information about the meeting, a proxy statement which includes the full version of the proposed resolutions, and a proxy card are attached hereto respectively as Exhibits 99.1, 99.2 and 99.3.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MeaTech 3D Ltd.

By:	/s/ Sharon Fima
Name: Sharon Fima
Title: Chief Executive Officer, Chief Technology Officer and Director

Date: August 9, 2021

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Notice of Annual Meeting of Shareholders of the Company
99.2	Proxy Statement dated August 9, 2021
99.3	Proxy Card